Exhibit No. 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Three Months Ended
	March 31,
	2006	2005
Income before income taxes	$647.5	$614.7

Fixed Charges:
Interest and amortization on indebtedness	21.0	21.0
Portion of rents representative of the interest factor	5.4	2.8

Total fixed charges	26.4	23.8

Interest capitalized, net of amortized interest	(.4)	—

Total income available for fixed charges	$673.5	$638.5

Ratio of earnings to fixed charges	25.5	26.8